Orbis
Grupa Hotelowa

Warsaw, 2009-01-21

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

OSA/AH-4/13/2009

[redacted]

09045669

SEC Mail Processing
Section

MAR 11 2009

Washington, DC
111

Ref.: 82-5025

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report No. 3/2009.
Best regards

Ireneusz Węgłowski

Vice-President

82-5025

Current report no. 3/2009
January 16, 2009

Subject:
Update of the development strategy of the ORBIS HOTEL GROUP containing a forecast of financial results (EBITDA), disclosed in the current report no. 14/2007 and further corrected by the current report no. 30/2008.

Orbis S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, pursuant to § 3 section 1 and § 31 section 3a of the Regulation of the Minister of Finance of October 19, 2005 on current and periodic information to be published by issuers of securities (Official Journal "Dz. U." No. 209, item 1744), in connection with approval by the Supervisory Board of the budget for 2009 and approval by the Management Board of the following: the updated forecast for the Orbis Hotel Group for 2009, the cancelation of the forecasted financial results of the ORBIS HOTEL GROUP (EBITDA) for years 2010 and 2011, and the update of the Strategy for the year 2009 and subsequent years with due consideration for adverse changes in market conditions, the information on the Strategy of development of the ORBIS HOTEL GROUP containing forecast of financial results (EBITDA), disclosed to the public in current reports no. 14/2007 and 30/2008, is hereby updated as follows:

1) The amount of forecast financial result of the ORBIS HOTEL GROUP (EBITDA) for 2009 is changed to PLN 220 million (previous forecast: PLN 328 million). The forecast EBITDA is net of profit from possible transactions of sale of real properties.

   Apart from an unprecedented economic crisis, the reason for the above correction is income from sale of hotel services being lower than initially projected due to lower than planned number of newly opened hotels. The main reasons thereof include administrative obstacles at the level of investment preparation as well as the costs of construction which have recently been at a very high level.

   Given such circumstances, the Management Board acknowledged that it has become impossible to attain the level of sales formerly predicted for 2009 and, consequently, the financial result planned in the forecast disclosed earlier. Following preparation of a balance sheet and completion of an analysis of the operating results for the period of the first 9 months of the financial year 2009, in November 2009 the feasibility of attainment of forecast financial result (EBITDA) for 2009 will be evaluated and a correction, if any, of the disclosed forecast will be prepared. The attainability of the forecasted financial result will be monitored by way of preparing regular analyses of the performance by relevant units in the Company's Head Office on the basis of systemic information.

2) The forecast of the financial result of the ORBIS HOTEL GROUP (EBITDA) amounting to PLN 361 million for the year 2010 and amounting to PLN 390 million for the year 2011 is hereby cancelled, since is has become outdated for reasons mentioned in item 1 above as well as due to destabilization of the macroeconomic

environment caused by the worldwide crisis that adversely affects markets on which the ORBIS HOTEL GROUP operates. At the same time, due to the crisis on economic markets and unforeseeable trends of the development of world's economies, Orbis S.A. cannot publish new EBITDA forecasts for the years 2010 and 2011, since the present economic conditions cannot be the grounds for any rational planning, and so it is not possible to make any proper, reliable and comprehensive forecasts. Therefore, any forecasts would fail to meet the conditions laid down in § 3 section 1 of the above-mentioned Regulation.

3) At the same time, the Management Board informs that the Development Strategy of the Orbis Hotel Group for the years 2009 and the ensuing years will be a continuation of the basic trends set in the past years, with sustained focus on development. However, taking into consideration the crisis factor, the expenditure on implementation of the Strategy of the ORBIS HOTEL GROUP will be spread out over a longer period of time. The remaining items listed in the current report no. 14/2007 will be adjusted accordingly.

Continuing its Strategy, ORBIS will develop the network of economy hotels by way of building new hotels under the ETAP and IBIS brands. Conversions of hotels will be continued, yet on a lower scale, and shall apply mainly to Novotel and Mercure brands. ORBIS maintains its plans of disposing of a part of its assets (including hotel and non-hotel properties) to generate additional income to finance investment projects,

Also, in connection with the forecast EBITDA result for 2009, we hereby inform that the ORBIS HOTEL GROUP is composed of the following companies: "Orbis S.A.", Hekon – Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o.